SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 14)*



                            ESC Medical Systems Ltd.
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
                         (Title of Class of Securities)

                                    M40868107
                                 (CUSIP Number)

                             Edward Klimerman, Esq.
                      Rubin Baum Levin Constant & Friedman
                        30 Rockefeller Plaza, 29th Floor
                            New York, New York 10112
                                 (212) 698-7700
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  June 18, 1999
             (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|


                               Page 1 of 14 Pages

     This Amendment No. 14 (the "Amendment") amends and supplements the Schedule 13D filed on October 9, 1998, as previously amended and restated by Amendment No. 1, filed on March 12, 1999 and further amended by Amendment No. 2 filed on March 23, 1999, Amendment No. 3 filed on March 26, 1999, Amendment No. 4 filed on April 15, 1999, Amendment No. 5 filed on April 20, 1999, Amendment No. 6 filed on May 11, 1999, Amendment No. 7 filed on May 13, 1999, Amendment No. 8 filed on May 21, 1999, Amendment No. 9 filed on June 2, 1999, Amendment No. 10 filed on June 3, 1999, Amendment No. 11 filed on June 16, 1999, Amendment No. 12 filed on June 17, 1999 and Amendment No. 13 filed on June 18, 1999 (the
"Schedule 13D"), on behalf of Mr. Arie Genger ("Genger"), TPR Investment Associates, Inc., a Delaware corporation ("TPR"), TPR's subsidiary, Trans-Resources, Inc., a Delaware corporation ("TRI"), TRI's indirect subsidiary, Haifa Chemicals Holdings Ltd., a company incorporated in the State of Israel ("HCH"; Genger and said corporations, all of which are directly or indirectly controlled by Genger, being collectively called the "TRI Entities"), and Mr. Thomas G. Hardy ("Hardy"; Hardy and the TRI Entities being collectively called the "Reporting Persons") with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares"), of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). The Reporting Persons are filing this Amendment to update the information with respect to the Reporting Persons' purposes and intentions with respect to the Shares.

Item 4. Purpose of Transaction.

     Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

     On June 17, 1999, Messrs. Genger and Barnard J. Gottstein ("Gottstein") issued a press release responding to the Company's continued misstatements. In order to dispel any notion that they are seeking control of the Company, Messrs. Genger and Gottstein further reiterated their commitment to use their voting power to support an independent Board with a majority of the Board at all times consisting of individuals who have no present or prior business affiliation with either of them. A copy of the press release is attached hereto as Exhibit 32 and is incorporated herein by reference.

     On June 18, 1999, Messrs. Genger and Gottstein issued a press release responding to the Company's misleading press release issued on June 18 about the Israeli court's ruling with respect to three motions filed by Messrs. Genger and Gottstein's Israeli counsel. Contrary to the Company's press release, the court in Israel has set a hearing date for Tuesday, June 22, 1999 on two of the three motions filed against the Company by Messrs. Genger and Gottstein. The hearing date on the third motion has yet to be set. A copy of Messrs. Genger and Gottstein's press release is attached hereto as Exhibit 33 and is incorporated herein by reference.

     Other than as described above and as previously described in the Schedule 13D, the Reporting Persons do not have any present plans or proposals which relate to or would result in (although they reserve the right to develop such plans or proposals) any transaction, change or event specified in clauses (a) through (j) of Item 4 of the form of Schedule 13D.

                               Page 2 of 14 Pages

Item 7.  Material to be Filed as Exhibits.

     Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

         Exhibit 32:       Press Release dated June 17, 1999.

         Exhibit 33:       Press Release dated June 18, 1999.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 18, 1999

                                   /s/  Arie Genger
                                   ---------------------------------------------
                                   Arie Genger

                                   TPR INVESTMENT ASSOCIATES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, President


                                   TRANS-RESOURCES, INC.


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger, Chairman of the Board


                                   HAIFA CHEMICALS HOLDINGS LTD.(1)


                                   By:  /s/ Arie Genger
                                        ----------------------------------------
                                            Arie Genger

                                    /s/ Thomas G. Hardy
                                    --------------------------------------------
                                            Thomas G. Hardy


--------
(1)   Pursuant to power of attorney

                               Page 3 of 14 Pages

                                  EXHIBIT INDEX



Exhibit
 Number                                Title                               Page
 ------                                -----                               ----
   32              Press Release dated June 17, 1999                         5
   33              Press Release dated June 18, 1999                        13



                               Page 4 of 14 Pages